EXHIBIT 99.1

Profound Medical Announces Third Quarter 2020 Financial Results

TORONTO, Nov. 05, 2020 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), the only company to provide customizable, incision-free therapies which combine real-time Magnetic Resonance Imaging (“MRI”), thermal ultrasound and closed-loop temperature feedback control for the radiation-free ablation of diseased tissue, today reported financial results for the third quarter ended September 30, 2020, and provided an update on its operations.

Recent Corporate Highlights

  On July 21, 2020, Profound closed an underwritten offering of common shares, including the full exercise of the over-allotment option, resulting in the issuance of 3,172,414 common shares at a price of US$14.50, for gross proceeds of approximately US$46 million.

  As of the end of October 2020, there were six TULSA centers in the United States recruiting patients, an increase from two at the end of Q2-2020.

“The continued execution of our growth plan resulted in a more than four-fold increase in revenue in Q3-2020 compared to the third quarter of 2019,” said Arun Menawat, Profound’s CEO and Chairman. “The recent financing sufficiently strengthened our balance sheet to enable us to make important decisions about strategically and responsibly supporting revenue growth by bolstering our management team, field force, clinical development programs and manufacturing capacity. We look forward to updating investors as we progress.”

Summary Third Quarter 2020 Results

All amounts, unless specified otherwise, are expressed in Canadian dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

For the third quarter ended September 30, 2020, the Company recorded revenue of $2,980,710 with $2,464,563 from the sale of product, $134,500 from pay per procedure and $381,647 attributable to service revenue. Third quarter 2020 revenue increased approximately 337% from $682,224 in the same three-month period a year ago.

The Company recorded a net loss for the three months ended September 30, 2020 of $8,136,294, or $0.43 per common share, compared to a net loss of $6,269,904 or $0.57 per common share, for the three months ended September 30, 2019. The increase in net loss was primarily attributed to an increase in research and development (“R&D”) expenses of $1,325,088, an increase in general and administrative (“G&A”) expenses of $427,182, an increase in selling and distribution expenses of $706,695 and an increase in net financing costs of $879,005. This was offset by an increase in gross profits of $1,674,852.

Expenditures for R&D for the three months ended September 30, 2020 were $4,749,673, compared to $3,424,585 for the three months ended September 30, 2019. Materials, share based compensation, salaries and benefits and tax credits increased by $1,248,985, $183,215, $209,865, and $47,772, respectively. These increases were due to higher spending on materials and R&D projects for technology improvements and upgrades, options awarded to employees, increased R&D personnel and ineligibility of Scientific Research and Experimental Development (SRED) cash tax credits from the government of Canada. Offsetting these amounts were decreases in consulting fees and travel of $347,658 and $24,345, respectively. These decreases were due to lower spending on consultants as additional employees were hired to replace consultants and lower travel costs due to COVID-19 restrictions.

G&A expenses for the three months ended September 30, 2020 increased by $427,182 compared to the three months ended September 30, 2019. Salaries and benefits, share based compensation, insurance and software expenses increased by $52,740, $236,986, $406,633 and $113,165, respectively, due to increases in salaries, options awarded to employees, insurance costs associated with being Nasdaq listed and software costs due to COVID-19 and annual subscriptions. Offsetting these amounts were decreased consulting fees of $340,205 and travel costs of $26,873, which were due to one-time Nasdaq listing fees incurred in 2019 and COVID-19 travel restrictions. Depreciation expenses decreased by $17,977 due to certain assets being fully depreciated.

Liquidity and Outstanding Share Capital

As at September 30, 2020, the Company had cash of $110,402,232.

As at November 5, 2020, Profound had an unlimited number of authorized common shares with 19,625,954 common shares issued and outstanding.

For complete financial results, please see our filings at www.sedar.com and our website at www.profoundmedical.com.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today, November 5, 2020, at 4:30 pm ET during which time the results will be discussed.

Live Call:	1-844-407-9500 (Canada and the United States)
1-862-298-0850 (International)

Replay:	1-919-882-2331
Replay ID:	38213

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration.

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
(Unaudited)

	September 30, 2020 $	December 31, 2019 $

Assets

Current assets
Cash	110,402,232	19,222,195
Trade and other receivables	6,325,986	4,058,136
Investment tax credits receivable	-	240,000
Inventory	6,590,909	4,764,458
Prepaid expenses and deposits	124,397	1,335,620
Total current assets	123,443,524	29,620,409

Property and equipment	799,184	684,718
Intangible assets	2,226,886	3,128,820
Right-of-use assets	1,916,734	2,199,381
Goodwill	3,409,165	3,409,165

Total assets	131,795,493	39,042,493

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,401,240	3,933,114
Deferred revenue	565,991	654,763
Long-term debt	-	5,144,461
Warranty provision	205,077	134,956
Other liabilities	104,848	286,858
Derivative financial instrument	496,843	254,769
Lease liabilities	388,723	258,685
Income taxes payable	241,797	15,763
Total current liabilities	4,404,519	10,683,369

Long-term debt	-	6,719,924
Deferred revenue	1,006,379	829,784
Warranty provision	28,509	19,005
Lease liabilities	1,841,771	2,125,873

Total liabilities	7,281,178	20,377,955

Shareholders’ Equity

Share capital	257,999,788	130,266,880
Contributed surplus	16,511,270	19,580,338
Accumulated other comprehensive gain/(loss)	160,265	(117,188)
Deficit	(150,157,008)	(131,065,492)

Total Shareholders’ Equity	124,514,315	18,664,538

Total Liabilities and Shareholders’ Equity	131,795,493	39,042,493

Profound Medical Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

	Three months ended September 30, 2020 $	Three months ended September 30, 2019 $	Nine months ended September 30, 2020 $	Nine months ended September 30, 2019 $

Revenue
Products	2,464,563	528,578	4,953,903	2,342,199
Services	381,647	153,646	734,795	389,922
Pay per procedure	134,500	-	273,453	-
	2,980,710	682,224	5,962,151	2,732,121
Cost of sales	1,018,635	395,001	2,829,635	1,172,423
Gross profit	1,962,075	287,223	3,132,516	1,559,698

Operating Expenses
Research and development	4,749,673	3,424,585	9,972,757	9,288,686
General and administrative	2,481,281	2,054,099	7,809,595	5,154,535
Selling and distribution	1,580,456	873,761	4,210,273	1,499,285
Total operating expenses	8,811,410	6,352,445	21,992,625	15,942,506

Operating Loss	6,849,335	6,065,222	18,860,109	14,382,808

Net finance (income)/costs	1,043,987	164,982	(328,100)	564,216

Loss before income taxes	7,893,322	6,230,204	18,532,009	14,947,024

Income taxes	242,972	39,700	559,507	93,700

Net loss for the period	8,136,294	6,269,904	19,091,516	15,040,724

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax of $nil (2019 - $nil)	118,064	(49,193)	277,453	(107,425)
Net loss and comprehensive loss for the period	8,254,358	6,220,711	19,368,969	14,933,299

Loss per share
Basic and diluted net loss per share	0.43	0.57	1.16	1.39

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine months ended September 30, 2020 $	Nine months ended September 30, 2019 $

Operating activities
Net loss for the period	(19,091,516)	(15,040,724)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	333,269	365,604
Amortization of intangible assets	901,934	846,329
Depreciation of right-of-use assets	306,548	305,389
Share-based compensation	2,803,146	1,050,583
Interest and accretion expense	727,886	1,028,680
Deferred revenue	87,823	349,229
Change in fair value of derivative financial instrument	242,074	124,881
Change in fair value of contingent consideration	51,712	(371,561)
Foreign exchange on cash	(345,200)	-
Changes in non-cash working capital balances
Investment tax credits receivable	240,000	240,000
Trade and other receivables	(2,267,850)	1,211,476
Prepaid expenses and deposits	1,211,223	(189,742)
Inventory	(2,251,280)	(18,986)
Accounts payable and accrued liabilities	(1,286,992)	(1,223,625)
Provisions	79,625	(1,209,347)
Income taxes payable	226,034	(297,353)
Net cash flow used in operating activities	(18,031,564)	(12,829,167)

Investing activities
Purchase of intangible assets	-	(250,000)
Total cash used in investing activities	-	(250,000)

Financing activities
Issuance of common shares	113,950,328	11,500,001
Transaction costs paid	(8,561,086)	(895,513)
Payment of other liabilities	(233,722)	(16,203)
Payment of long-term debt and interest	(12,497,993)	(735,717)
Proceeds from share options exercised	1,582,567	5,399
Proceeds from warrants exercised	14,888,885	-
Payment of lease liabilities	(262,578)	(238,684)
Total cash from financing activities	108,866,401	9,619,283

Net change in cash during the period	90,834,837	(3,459,884)
Foreign exchange on cash	345,200	-
Cash – Beginning of period	19,222,195	30,687,183
Cash – End of period	110,402,232	27,227,299